Filed by QRS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: QRS Corporation
Commission File No: 000-21958

QRS Files Form 10-Q
Receives Additional Unsolicited Proposal

RICHMOND, Calif. – August 6, 2004 – QRS Corporation (Nasdaq: QRSI) announced today that it filed with the Securities and Exchange Commission its quarterly report on Form 10-Q for the quarter ended June 30, 2004. This Form 10-Q contains additional information regarding recent developments relating to QRS’ proposed merger with JDA Software Group, Inc. and the unsolicited proposals it has received since the announcement of the merger agreement with JDA.

As previously disclosed, QRS received an unsolicited proposal to acquire all the outstanding shares of QRS from a group led by Avling Partners, LLC, an affiliate of Mr. Peter R. Johnson, who is a greater than 5% stockholder of QRS, and GTCR Golder Rauner, LLC. The non-binding proposal from the Avling/GTCR Group contemplated an acquisition of QRS for $6.75 per share in cash, subject to satisfactory completion of due diligence and execution of definitive documentation. On August 3, 2004, Mr. Johnson filed an amendment on Schedule 13D with the SEC to indicate that the Avling/GTCR Group had withdrawn its proposal to acquire the outstanding shares of QRS.

In addition, QRS had previously disclosed it had received two other unsolicited proposals to acquire the outstanding shares of QRS’ common stock for cash. Each proposal was non-binding and subject to satisfactory completion of due diligence and execution of definitive documentation. QRS continues to engage in discussions with these two potential acquirers. In connection with these discussions, QRS received a revised non-binding proposal from one of these potential acquirers, a privately-held company and its majority investor. The revised proposal increased the price per share from $6.25 to $7.25 per share in cash, and remains subject to satisfactory completion of due diligence and execution of definitive documentation.

In addition to these three previously disclosed proposals, on August 5, 2004 QRS received another unsolicited joint proposal from a public company and a private equity firm to acquire the outstanding shares of QRS common stock for cash consideration between $6.00 — $7.00 per share, subject to satisfactory completion of due diligence and execution of definitive documentation. The board of directors of QRS has reviewed this proposal and determined that engaging in discussions with these potential acquirers was in compliance with the terms of the

JDA merger agreement, and QRS has begun discussions with these potential acquirers regarding their proposal.

QRS’ board of directors has not withdrawn, modified or changed its recommendation of the proposed merger with JDA, and QRS intends to fully comply with the terms of the JDA merger agreement and proceed to close the proposed merger with JDA, subject to QRS’ rights to terminate the JDA merger agreement contained therein. The board of directors of QRS, with the assistance of its legal and financial advisors, will continue to discuss and evaluate the acquisition proposals it has received in accordance with the board’s fiduciary duties and the terms of the JDA merger agreement. At this time, QRS’ board of directors cannot predict whether any potential acquirers will amend or withdraw their proposals, whether any of the unsolicited acquisition proposals it has received will develop into a firm offer for the acquisition of QRS, whether any firm offer will be considered to be superior to the proposed merger with JDA, or whether, if QRS accepted any firm offer, a resulting transaction would be completed.

About QRS

QRS (Nasdaq: QRSI) is a technology company that serves the global retail trading community. We offer collaborative commerce solutions that drive a new standard for global brand execution. At QRS, we manage the flow of critical commerce information and leverage our retail technology expertise to address fundamental industry challenges such as global data synchronization, mandate compliance, transaction management and global trade management. QRS solutions help approximately 9,800* customers expand into new markets and channels, improve operational efficiency and differentiate their brand. Learn more about QRS at www.qrs.com.

*	Based on total, unique QRS corporate customers that purchased or licensed QRS products and services between July 1, 2003 and June 30, 2004.

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“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS. Factors that could cause actual results to differ materially from those described herein include JDA’s and QRS’ ability to obtain stockholder and regulatory, approvals relating to the pending merger and JDA’s and QRS’ assumptions regarding the future financial and operating results of JDA and QRS. Additional information relating to the uncertainty affecting the businesses of JDA and QRS as well as certain risks associated with the pending merger between JDA and QRS are contained in QRS’ filings with the Securities and Exchange Commission (“SEC”), including QRS’ proxy statement contained in the registration statement on Form S-4 filed with the SEC on July 26, 2004 and its quarterly report on Form 10-Q for the quarter ended June 30, 2004 referred to elsewhere in this press release. QRS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Required by Certain SEC Rules

In connection with the merger of JDA Software Group, Inc. (“JDA”) and QRS Corporation (“QRS”), JDA has filed a registration statement on Form S-4, which includes a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, 510.215.5000.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’ and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A and the Form S-4 filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

© 2004 QRS Corporation. All Rights Reserved. QRS is a registered trademark of QRS Corporation. All other trademarks belong to their respective owners.

CONTACT:

Carolyn Bass
Investor Relations
Market Street Partners
510.965.4470
carolyn@marketstreetpartners.com